ImmunoPrecise Announces Financing Agreement with Yorkville Advisors
Global, LP of up to $3.0 Million Aggregate Principal Amount of Convertible Debentures

July 16, 2024

VICTORIA, British Columbia - (BUSINESS WIRE) - ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced that it has entered into a securities purchase agreement (the "Securities Purchase Agreement") with YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP ("Yorkville"), under which the Company agreed to sell and issue to Yorkville $3.0 million aggregate principal amount of convertible debentures (the "Convertible Debentures") in two tranches and at a purchase price of 95% of the aggregate principal amount. All dollar amounts in this news release are in United States dollars.

The Convertible Debentures are convertible into common shares of the Company (the "Common Shares"). The sale and issue of the first tranche consists of $2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024 (the "First Closing"). The sale and issue of the second tranche consists of $1.0 million principal amount of Convertible Debentures and is expected to close on or about the date the initial Registration Statement (as defined in the Registration Rights Agreement (as defined below)) has first been declared effective by the United States Securities and Exchange Commission (the "SEC").

Each Convertible Debenture will be an unsecured obligation of the Company and will be wholly and unconditionally guaranteed by certain of the Company's subsidiaries. The Convertible Debentures will incur interest at a rate of 8.0% per annum. The outstanding principal amount of and accrued and unpaid interest, if any, on, the Convertible Debentures must be paid by the Company in cash when the same becomes due and payable under the terms of the Convertible Debentures at their stated maturity, upon their redemption or otherwise.  The Convertible Debentures are redeemable at any time provided that the volume-weighted average price ("VWAP") for the Common Shares is less than $1.16, at a redemption price equal to the principal amount, plus accrued and unpaid interest on the principal amount to be redeemed, plus a 10% premium.  If at any time on and after November 1, 2024, the daily VWAP for the Common Shares is less than $0.20 for five Trading Days during a period of seven consecutive Trading Days or a default with respect to the Registration Statement has occurred, the Company shall be required to make monthly installments payments on the Convertible Debentures in an amount equal to $300,000 principal amount, plus accrued and unpaid interest on the outstanding principal amount, plus a 10% premium.

Subject to certain limitations contained within the Securities Purchase Agreement and the Convertible Debentures, holders of the Convertible Debentures will be entitled to convert the principal amount of, and accrued and unpaid interest, if any, on each Convertible Debenture, in whole or in part, from time to time, into a number of Common Shares at a Conversion Price equal to the lower of (i) $1.16 per Common Share, or (ii) 95% of the lowest daily VWAP for the Common Shares during the 10 consecutive trading days immediately preceding the conversion date or other date of determination (the "Market Price"), but which Market Price shall not be lower than $0.20. The Conversion Price is subject to anti-dilution adjustments pursuant to the terms and conditions of the Securities Purchase Agreement and the Convertible Debentures. During any consecutive 30-day period, the holders of the Convertible Debentures may not, without the prior written consent of the Company, convert more than $300,000 in principal amount of Convertible Notes during any 30-day period if the Conversion Price is less than $1.16, provided, however, that the foregoing limitation shall not apply during the occurrence and during the continuance of an event of default under the Convertible Debentures.

In connection with the offering, the Company and Yorkville entered into a customary Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Company has agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended.

The Company intends to use the net proceeds from the proposed offering for research and development; capital expenditures; and working capital and general corporate purposes.

Clear Street LLC acted as the sole placement agent on the transaction.

Dorsey & Whitney LLP and Norton Rose Fulbright Canada LLP served as U.S. and Canadian legal counsel, respectively, to the Company.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in Canada or the United States or any other state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ImmunoPrecise Antibodies Ltd.

The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the "IPA Family"). For further information, visit www.ipatherapeutics.com.

Forward-Looking Statement:

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "expects" "estimates", "intends", "anticipates" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements include statements related to the offering, including the expected use of proceeds from the offering, the expected completion of the second tranche and the effectiveness of a registration statement with the SEC. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Our actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally, length or results of any SEC review of the registration statement. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. These forward-looking statements speak only as of the date of this press release and the Company undertakes no obligation to revise or update any forward-looking statements for any reason, even if new information becomes available in the future.

Investor contact: investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.